August 20, 2024

Bruno Ramos de Sousa
Director of the Sponsor
Hashdex Nasdaq Crypto Index US ETF
Ataulfo de Paiva, no 1120, Store A
Leblon- Rio de Janeiro

       Re: Hashdex Nasdaq Crypto Index US ETF
           Registration Statement on Form S-1
           Filed July 24, 2024
           File No. 333-280990
Dear Bruno Ramos de Sousa:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Refer to the first paragraph. Please clarify here and throughout, consistent with your disclosure on page 48, that the listing standard will limit the Trust to holding only bitcoin and ether, regardless of whether additional components are added to the Index. In addition, please explain that the listing standard would need to be amended for the Trust to hold any additional crypto assets. Please also revise your disclosure on page 1 to clarify that there may be circumstances in which you are unable to replicate the holdings of the
       Index and the Trust may therefore be unable to meet its investment objective.
2. Please revise your disclosure here and throughout the prospectus to clearly and explicitly disclose that the Index currently has only two components: bitcoin and ether. Please also discuss the possibility and likelihood of additional components being added to the Index.
       Finally, please disclose that if any crypto asset other than bitcoin and ether becomes eligible for inclusion in the Index, the Sponsor will transition to a sample replication strategy, with only bitcoin and ether in the same proportions determined by the Index.
 August 20, 2024
Page 2

3. Please disclose here and in the Prospectus Summary that the Trust, Sponsor, Custodian, or any other person associated with the Trust will not, directly or indirectly, engage in action
       where any portion of the Trust   s ether becomes subject to the Ethereum
proof-of-
       stake validation or is used to earn additional ether or generate income or other earnings.
4. Please disclose that you are offering an indeterminate number of shares. Prospectus Summary, page 1

5.     Please revise your Prospectus Summary to:
           Disclose that the Trust may only conduct cash creations and redemptions and that it would need regulatory approval to commence in-kind creations and redemptions;
           Clarify here that the timing of in-kind regulatory approval is unknown and that there is no guarantee that the Exchange will receive in-kind regulatory approval; and
           Disclose how you will inform shareholders if the Exchange receives in-kind regulatory approval and if the Sponsor chooses to allow in-kind creations and redemptions.
Trust Overview, page 1

6. You state that the Trust will not utilize leverage. Please clarify, if true, that the Trust will not utilize derivatives or any similar arrangements in seeking to meet its investment objective.
Trust Legal Structure, page 2

7. We note your references throughout the document that the trust is "a series of a Delaware statutory trust" and to "other series of the Trust." Please disclose whether any other series of the Trust exist and identify them. Also disclose the year of organization of the Trust and the Sponsor.
The Offering, page 4

8. Please disclose here the minimum number of Baskets and associated Shares specified for the Trust. Also disclose how the Sponsor will determine if and when the minimum level of Shares will change, and how the Sponsor will notify Shareholders of such a change.
Trust Expenses, page 5

9. Please revise your disclosure regarding the Management Fee and Trust Expenses to address the following:
           Clarify whether the cash balance will be sufficient to pay all fees and expenses, including the Management Fee, or whether crypto assets will be exchanged for cash to pay certain fees and expenses;
           Disclose who will calculate the Management Fee, the methodology that will be used to calculate the Management Fee, and how payment will be made; Reconcile your disclosure that the Sponsor will pay all of the routine operational,
           administrative, and other ordinary expenses of the Trust, including but not limited to, fees and expenses of the Administrator with the compensation table on page 71 that payment to the Sponsor will be separate from the payment to the Administrator. Also
 August 20, 2024
Page 3

            clarify whether the annual payment to the Trustee is also covered by the Management
            Fee; and
              Clarify what you mean by the statement that the Sponsor pays certain fees and expenses "generally as determined by the Sponsor," including whether the Sponsor can change the categories of fees and expenses it determines to pay.
Risk Factors, page 8

10. Please add a separately captioned risk factor addressing the fact that the Trust will not
       stake the ether it holds, so an investment in the Trust   s shares will
not realize the
       economic benefits of staking.
Risks Related to Crypto Asset Markets, page 8

11. Please include a risk factor discussing the particular risks associated with the limited operational history of the Index.
"Forks" in the Index Constituents Networks could have adverse effects, page 10

12. Please revise to provide an example of the impact that hard forks have had on crypto assets, including quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.
Crypto platforms are largely unregulated and may be more exposed to fraud and failure, page 11

13. We note the use of the term "unregulated" when referring to certain crypto asset trading markets. Please revise to qualify your use of this term by clarifying that such markets may be subject to regulation in a relevant jurisdiction but may not be complying.
Networked systems are vulnerable to attacks, page 13

14. Please discuss the risk of attacks on the Ethereum Network, including the levels of concentration of staked ether (i.e., 33% and 66%) that could pose risks and the possibility of obtaining control over the Ethereum network through the influence over core developers. We note in this regard that at times, there has been a single entity that has reportedly controlled around or in excess of 33% of the total staked ether on the
       Ethereum network, which poses centralization concerns and could permit the entity to attempt to interfere with transaction finality or block confirmations. Address the concern that if such an entity, or a bad actor with a similar sized stake, were to attempt to interfere with transaction finality or block confirmations, it could negatively affect the use and adoption of the Ethereum network, the value of ether, and thus the value of your shares. Additionally, illustrate the risks presented by providing examples of previous attacks on the Bitcoin Network and Ethereum Network and the resulting impacts.
Risks to the Index Constituents from other parts of the crypto assets market, page 14

15. Please place these risks in context by describing how the prices of bitcoin and ether may be affected by stablecoins, the activities of stablecoin issuers, and their regulatory treatment.
 August 20, 2024
Page 4
Risks Related to Ether and the Ethereum Network, page 18

16. Please include a risk factor discussing centralization concerns around a single persons or entity controlling a large percentage of the validating stake. Please also discuss the risks of centralization that liquid staking applications, such as Lido, may pose.
17. Please disclose the risks or challenges posed by the emergence of other public, permissionless blockchains that are similarly designed to support the development, deployment, and operation of smart contracts, and explain the potential impact on the demand for and value of ether and an investment in the Trust. Please also explain that the
       Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction processing and lower fees. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially
       dependent on    Layer 2    solutions; briefly describe Layer 2 networks
and any risks or
       challenges that they pose to the blockchain and ether.
18. We note your disclosure on page 18 that "[t]here is no guarantee that the Ethereum community will embrace Ethereum 2.0, and the new protocol may never fully scale."
       Please expand your disclosure to discuss additional updates and changes to the Ethereum network that have occurred or are currently being considered, and discuss how these updates and changes may impact an investment in the Trust.
Changes in the Trust's NAV may not correlate well with changes in the price of the Index, page
22

19. Please address the correlation risks if additional components are added to the Index and the Trust cannot hold them.
Correlation Risk, page 22

20. Please include risk factor disclosure to discuss the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.
Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, page 25

21. Please remove the first three sentences of the first paragraph on page 26 as this disclosure lacks the appropriate context for the referenced statements.
The Trust's Operating Risks, page 29

22. Please revise this risk factor to address the risks associated with having to replace the
       Prime Execution Agent. Also address the risks associated with the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the Prime Execution Agent.
Lack of recourse, page 34

23. We note your disclosure that the Crypto Custodians have limited liability even in the event of fraud. When known, please specify the limitations on liability in the Crypto
       Custody Agreement.
 August 20, 2024
Page 5

The development and commercialization of the Trust is subject to competitive pressures, page 39

24. The risks described here are presented as hypothetical. Please specifically identify the competitive forces that the Trust and Sponsor face with regard to exchange-traded products offering exposure to the crypto assets market, including whether the timing of the Trust's entry on the market may have an impact on its performance. In this regard, we note that several applications for spot exchange-traded crypto products have been approved and are currently listed and trading.
Overview of the Index Constituents' Industry, page 46

25.    Please expand this section to address the following:
           Compare and contrast bitcoin and the Bitcoin network with ether and the Ethereum network;
           Disclose in more detail how a bitcoin and ether transaction works, including the function of the blockchain, wallets, public and private keys, and validation;
           Provide a description of the market participants in the Bitcoin and Ethereum industry;
           Describe the various use cases for the Bitcoin and Ethereum networks and for bitcoin and ether;
           Describe the spot and futures bitcoin and ether markets and the regulation of bitcoin and ether futures; and
           Discuss government oversight of Bitcoin, Ethereum, and crypto asset markets, including probable future regulatory proposals that may materially affect an investment in the Trust.
Ethereum Industry, page 47

26. Please discuss modifications to the Ethereum protocol and discuss recent planned forks, including "Dencun" and EIP 4844.
Business of the Trust
The Trust's Benchmark, page 49

27. You state here that the Index will be reconstituted and rebalanced quarterly. Please revise your disclosure to describe the mechanics of rebalancing, along with a discussion of who will bear the costs and how those costs may impact the performance of the product. Please also tell us about, and revise your disclosure to explain, any correlation risk that results from tracking the Index on a daily basis and rebalancing on a quarterly basis.
Index Constituents Criteria, page 49

28.    Please revise to clarify what you mean by    U.S. regulated digital
asset trading platform,
       including examples, as appropriate.
29. Please supplementally tell us why none of the other high market capitalization crypto assets meet the Index criteria. In your response, please provide a few examples of such crypto assets and the reason(s) they do not qualify.
 August 20, 2024
Page 6
Custody of Crypto Assets, page 54

30.    Please describe the    similarly secure technology" used by the Crypto
Custodians for
       safekeeping the Trust's crypto assets.
Creation and Redemption of Shares, page 58

31. Please disclose how the Sponsor will inform Shareholders that it has engaged additional
       Crypto Trading Counterparties.
32. Please disclose which party will be responsible for fees relating to on-chain transactions.
       In this regard, we note your disclosure on page 59 that transfers from the Trust's Trading
       Balance to the Trust's Vault Balance are "on-chain" transactions represented on the crypto asset blockchain and that "any costs related to transactions and
transfers from the Trust   s
       Trading Balance to the Trust   s Vault Balance are not borne by the
Trust or its
       Shareholders."
Issuance of Baskets, page 58

33. Please provide additional information about the Trade Credit Lender and the Trade
       Financing Agreement referenced on pages 59 and 60, including:
           The material terms of the Trade Financing Agreement, including the term and termination provisions;
           The maximum amount of Trade Credit that the Trade Financing Agreement permits to be outstanding at any one time;
           The Trade Credit interest rate;
           The Sponsor   s policy regarding whether the intention is to
generally fund the Trading
           Balance at the Prime Execution Agent with sufficient cash or the Constituent Index to pay fees and expenses, or whether it regularly expects to utilize the Trade Financing
           Agreement for fees and expenses;
           To the extent the execution price of the Constituent Index acquired exceeds the cash deposit amount, disclose who bears the responsibility for this difference; and
           For creation and redemption transactions, whether or not the interest payable on
           Trade Credits utilized under the Trade Financing Agreement are included in the execution price and therefore the responsibility of the Authorized Participants. If they are the responsibility of the Trust, revise your risk factor disclosure to explain the impact these interest payments will have on the net assets of the Trust over time.
The Trust Agreement, page 62

34. Please describe the specific circumstances under which the Trust Agreement may be amended and disclose the termination provisions of the Trust. Sponsor, page 66

35. Please describe the conflicts of interest that may arise because the Sponsor serves as the sponsor, investment manager, or investment adviser to investment vehicles other than the
       Trust. Also discuss the Sponsor's experience sponsoring exchange-traded products and specifically its experience related to crypto asset markets. Revise your risk factors on page
       40 as appropriate.
 August 20, 2024
Page 7

36. You state on pages 30-31 that the Sponsor "relies heavily on key personnel to manage its activities." Please identify the key personnel and provide the disclosure called for by Item
       401 of Regulation S-K.
The Trust's Service Providers, page 66

37.    Please revise to:
           Identify any Crypto Trading Counterparties with whom the Sponsor has entered into an agreement;
           Describe the approval process of the Crypto Trading Counterparty, including any specific criteria for engagement as a Crypto Trading Counterparty, such as whether the Crypto Trading Counterparty may be an affiliate of the Trust and/or Sponsor;
           and
           Disclose the material terms of any agreement you have with the Crypto Trading
           Counterparty, including whether and to what extent there will be any contractual obligations on the part of the Crypto Trading Counterparty to participate in cash orders for creations or redemptions.
38. Please provide a separately captioned section to describe the Prime Execution Agent, including without limitation:
           The material provisions of any material agreement between any transaction party and the Prime Execution Agent;
           The Prime Execution Agent   s experience and operating history;
           The Prime Execution Agent's policies and procedures with respect to any assets held by it on behalf of the Trust;
           How the Prime Execution Agent will be compensated;
           Who will be responsible for any fees associated with crypto transactions between the
           Authorized Participants, Crypto Custodian and Prime Execution Agent; Whether or not assets of the Trust held at the Prime Execution Agent will be held in
           segregated accounts;
           How much of the Trust's assets will be held at the Prime Execution Agent; and
           Whether there are any limits on the percentage or amount of Trust's assets that may be held at the Prime Execution Agent at any point in time.
Crypto Custodian, page 69

39. Please discuss the extent of any insurance policy held by the Crypto Custodian(s), including the amount of coverage, the extent to which the insurance is shared among other customers, and any coverage limitations. Also add risk factor disclosure as appropriate.
Conflicts of Interest, page 84

40. Please disclose all existing and potential conflicts of interest between your Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have exposure related to the Index Constituents that could create conflicts of interest and disclose whether you have a code of conduct or other requirements for pre-clearance of transactions related to the Index Constituents that apply to your employees, the Sponsor,
 August 20, 2024
Page 8

       or any of its affiliates.
Exhibit Index, page II-2

41. Please file a tax opinion or tell us why the tax consequences of the Shares are not material to investors. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, section III of
       Staff Legal Bulletin No. 19 (Oct. 14, 2011).
General

42. Please update your disclosure regarding the markets for bitcoin and ether and limitations on supply as of the latest practicable date. By way of example:
           Update the number of bitcoin in circulation;
           On page 17, update the market capitalization of crypto assets and bitcoin;
           In the carryover risk factor on pages 15-16 discuss when the last halving occurred;
           Disclose the year by which it is estimated that the current 21 million supply cap for outstanding bitcoin will be reached;
           Quantify the amount of ether outstanding and the amount of ether issued and burned as of a recent date; and
           Disclose the market capitalization of ether.
43. Please provide the address and telephone number of your agent for service.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Tillan at 202-551-3604 or Jason Niethamer at 202-551-3855 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Justin Dobbie at 202-551-3469 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Adam T. Teufel